United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 24, 2007**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On October 24, 2007, Hercules Incorporated ("Hercules") reported its third quarter 2007 results. A news release detailing the third quarter financial performance, dated October 24, 2007, was issued by Hercules and is furnished as Exhibit 99.1 hereto and incorporated by reference herein.

The news release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

The table below provides a reconciliation of EBIT and EBITDA to net cash provided by operations for the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30	
	2007	2006
Income (loss) before income taxes and equity loss	$ 112.4	$ (2.5)
Interest and debt expense	52.0	54.1
EBIT	$ 164.4	$ 51.6
Depreciation and amortization, net of amortization of debt issuance costs	80.3	70.9
EBITDA	$ 244.7	$ 122.5
Income tax benefit	37.2	2.7
Interest and debt expense	(52.0)	(54.1)
Other operating cash flows, net	17.6	35.9
Net cash provided by operations	$ 247.5	$ 107.0

The news release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight into the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring and severance charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits

99.1 News Release of Hercules Incorporated dated October 24, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 24, 2007

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated October 24, 2007

Exhibit 99.1

HERCULES REPORTS THIRD QUARTER 2007 RESULTS

WILMINGTON, DE, October 24, 2007 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended September 30, 2007 of $42.4 million, or $0.37 per diluted share, as compared to net income of $34.2 million, or $0.31 per diluted share, for the third quarter of 2006. Net income for the nine months ended September 30, 2007 was $150.4 million, or $1.31 per diluted share, as compared to a net loss of $3.4 million, or a loss of $0.03 per diluted share, for the same period in 2006.

Net income from ongoing operations[1] for the third quarter of 2007 was $53.4 million, or $0.46 per diluted share, an increase of 28% per diluted share as compared to net income from ongoing operations of $40.9 million, or $0.36 per diluted share, in the third quarter of 2006. Approximately $0.06 per share of the third quarter 2007 earnings are attributable to the sale of certain patents related to paper treatments to enhance printing.

Net income from ongoing operations[1] for the nine months ended September 30, 2007 was $134.9 million, or $1.17 per diluted share, an increase of 27% per diluted share versus the same period in 2006.

Cash flow from operations for the nine months ended September 30, 2007 was $247.5 million, an increase of $140.5 million as compared to the same period last year. The Company has now received $223.2 million of tax refunds during the year and expects to receive an additional $21.2 million in the first half of 2008. During the quarter, the Company purchased approximately 1.15 million shares of common stock for a cost of approximately $22.8 million, or $19.75 per share, pursuant to its previously announced $200 million share repurchase authorization.

Net sales in the third quarter of 2007 were $544.2 million, an increase of 6% from the same period last year. Volume and pricing increased by 4% and 1%, respectively. Rates of exchange also increased sales by 3%, while product mix was 2% unfavorable during the quarter. Net sales for the nine months ended September 30, 2007 were $1.596 billion, an increase of 8% as compared to the same period in 2006, excluding the impact of the FiberVisions transaction.

"We continue to demonstrate solid growth in revenues, earnings per share and cash flow," commented Craig A. Rogerson, President and Chief Executive Officer. "Our priority is to continue to invest in high return opportunities supporting our two global franchises. We also began returning excess cash flow to our shareholders by reinstituting a common stock dividend and through share repurchases."

Net sales in the third quarter of 2007 increased in all regions of the world. Sales increased 1% in North America, 7% in Europe (primarily Euro related), 28% in Latin America and 17% in Asia Pacific as compared to the same period last year.

Reported profit from operations in the third quarter of 2007 was $72.9 million, an increase of 1% compared with the same period in 2006. Profit from ongoing operations[1] in the third quarter of 2007 was $84.2 million, an increase of 10% compared with $76.4 million in the third quarter of 2006. The third quarter of this year included a gain of $7.4 million on the sale of the Paper Technology patents.

Interest and debt expense was $17.0 million in the third quarter of 2007, up $0.3 million compared with the third quarter of 2006. Interest expense for the nine months ended September 30, 2007 was $52.0 million, a decrease of $2.1 million from the same period of last year.

Net debt, total debt less cash and cash equivalents, was $669.0 million at September 30, 2007, a decrease of $154.7 million from year-end 2006.

Capital spending was $24.0 million in the third quarter and $77.8 million year to date. This compares to $26.3 million and $49.2 million in the third quarter and year to date periods last year, respectively.

Segment Results – Reported Basis

In the Aqualon Group, net sales increased 8% while profit from operations decreased 3% in the third quarter as compared with the third quarter of 2006.

All Aqualon business units had increased sales in the third quarter as compared to the prior year. In the aggregate, the sales increase was driven by 7% higher volume, 3% unfavorable product mix, 1% increased pricing and 3% favorable rates of exchange.

"We continue to show strong growth outside of North America, more than offsetting the challenging conditions experienced in this region. However, third quarter margins were impacted by higher supply chain and startup costs associated with our two major expansions in China to support growing demand in that region", noted Mr. Rogerson.

Coatings and construction sales increased 13% in the third quarter of 2007 as compared to the same period of last year, primarily due to 11% higher volume and 4% favorable rates of exchange, partially offset by 2% unfavorable product mix. Coatings sales were up 15% globally (14% from volume), with strong growth in many regions except the U.S. and Europe. The U.S. region increased 1% versus the third quarter of last year, while Europe was flat versus the prior year, excluding the favorable Euro. Sales into construction markets were up 11% globally (9% from volume) compared to the prior year. Strong growth in Asia, the Middle East, South America and Canada offset declines in Europe and the U.S.

The Company recently acquired a specialty surfactants business which will broaden Aqualon's product offering to the coatings markets and provide an additional growth platform.

Regulated Industries sales increased 3% in the third quarter of 2007 as compared to the same period of last year, primarily due to 2% increased price, 2% favorable mix, and 2% from favorable rates of exchange. Volume in the aggregate was down 3%. Price increases were achieved in many end markets. The improved sales mix reflects a higher portion of sales in the higher priced personal care markets. Volumes were lower in the aggregate as growth achieved in Europe and China was offset by declines in the U.S.

Energy & Specialties sales increased 3% in the third quarter of 2007 as compared to the same period of last year. The increase was due to 9% higher volume and 1% favorable rates of exchange, partially offset by 7% unfavorable mix. Pricing in the aggregate was flat. Lower oilfield volumes were offset by higher volumes in the specialty markets. The unfavorable mix is primarily attributable to a higher portion of guar versus other oilfield product sales.

Aqualon Group's profit from operations decreased $1.4 million as the higher volume and the associated contribution margin was offset by higher raw material, utility and supply chain costs. Margins were adversely impacted due to increased sales of third party materials as a result of our delayed capacity expansions as well as startup costs incurred by the China expansions. Selling, general and administrative (SG&A) costs were also higher compared to the prior year, reflecting increased sales and marketing, business management, and technology costs incurred to support growth initiatives.

In the Paper Technologies and Ventures Group ("PTV"), net sales in the third quarter increased 5% and profit from operations increased 34% compared with the same quarter in 2006.

Paper Technologies sales increased 4% due to 1% increased volume and 4% favorable rates of exchange, partially offset by an unfavorable mix of 1%. Pricing in the aggregate was flat as compared to the prior year. Volume growth was achieved in the Americas and in Europe, whereas Asia was lower. Price increases were achieved in North America, while pricing was lower in both Europe and Asia.

Venture sales increased 7% primarily due to 3% higher volume, 4% higher price, and 2% favorable rates of exchange, partially offset by 2% unfavorable mix. Volumes increased in most of the Venture businesses, while pricing increased in all of the Ventures. The unfavorable mix reflects higher sales of lower priced pulp and tolled products.

The Company recently invested in a joint venture, H2H Innovations, to expand our product offering of specialty formaldehyde-free adhesives which should enable faster penetration into the wood products industry.

PTV's increased profit from operations reflects higher volume, improved selling price, a favorable product mix and the gain on the sale of the PTV patents, partially offset by higher raw material, transportation, utility and SG&A costs. Price increases were $1.5 million in the aggregate, whereas raw material cost increases were $3.0 million. Severance, restructuring and other exit costs in the third quarter of 2007 were $1.2 million as compared to $1.5 million in the same period of 2006. SG&A costs were higher than the prior year primarily due to increased personnel related costs, partially offset by lower legal and bad debt expenses.

"Performance in the Americas helped offset weaker European and Asian performance. Our success with new product launch, including emerging markets, continues to support overall margins," commented Mr. Rogerson.

Outlook

"We remain confident in our growth strategy and optimistic about both earnings and cash flow growth for the balance of the year and as we look to 2008," said Mr. Rogerson. "Aqualon's volumes should continue to grow globally across its markets and margins should benefit as we make progress with our expanded capacity in China through improved utilization. Paper Technologies' margins are expected to be maintained with sales of new products and growth in emerging markets offsetting raw material headwinds. We also expect pricing initiatives in both businesses to take effect in the fourth quarter and as we enter 2008."

Third Quarter Conference Call and Webcast

The Company will discuss third quarter 2007 results tomorrow, October 25th, at 9:00 a.m., Eastern.

Teleconference:	(973) 935-8511 – Ask for Conference ID # 9266612
	Please call 10 to 15 minutes prior to the call.
Webcast:	Listen-only mode via Internet broadcast from www.herc.com
	under *Shareholder Information.*

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. The words or phrases "will likely result," "should," "are expected to," "will continue," "is anticipated," "expect," "estimate," "project" or similar expressions are among those which identify forward-looking statements. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, the success of outsourcing initiatives, ability to execute and integrate acquisitions, ability to execute divestitures, ability to increase prices, business climate, business performance, changes in tax laws or regulations and related liabilities, changes in tax rates, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities or expanding capacity, environmental and safety regulations and clean-up costs, foreign exchange rates, asset dispositions, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievement, expressed or implied by such forward-looking statements, or continue the stock repurchase program or the payment of dividends.. As appropriate, additional factors are contained in reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact: John S. Riley   (302) 594-6025
Investor Contact: Stuart L. Fornoff   (302) 594-7151

HERCULES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share data)

<u>Table 1</u>

	THREE MONTHS ENDED SEPT. 30		NINE MONTHS ENDED SEPT. 30	
	2007	2006	2007	2006
Net sales	$ 544.2	$ 513.1	$ 1,595.5	$ 1,541.4
Cost of sales	358.0	332.2	1,040.2	1,017.6
Selling, general and administrative expenses	94.5	92.8	283.4	274.8
Research and development	11.0	9.3	32.4	28.3
Intangible asset amortization	2.4	1.8	6.1	5.4
Other operating expense, net	5.4	4.6	26.1	20.4
Profit from operations	72.9	72.4	207.3	194.9
Interest and debt expense	17.0	16.7	52.0	54.1
Other expense, net	4.9	5.6	42.9	143.3
Income (loss) before income taxes and equity income (loss)	51.0	50.1	112.4	(2.5)
Provision (benefit) for income taxes	10.9	14.1	(37.2)	(2.7)
Income before minority interests and equity income (loss)	40.1	36.0	149.6	0.2
Minority interests in losses (earnings) of consolidated subsidiaries	0.3	(0.4)	(0.7)	(0.8)
Equity income (loss) of affiliated companies, net of tax	1.0	(1.1)	0.5	(2.1)
Net income (loss) from continuing operations before discontinued operations and change in accounting principle	41.4	34.5	149.4	(2.7)
Net income (loss) from discontinued operations, net of tax	1.0	(0.3)	1.0	(1.6)
Cumulative effect of change in accounting principle, net of tax	—	—	—	0.9
Net income (loss)	$ 42.4	$ 34.2	$ 150.4	$ (3.4)
Basic earnings (loss) per share:				
Continuing operations	$ 0.36	$ 0.31	$ 1.30	$ (0.02)
Discontinued operations	0.01	—	0.01	(0.01)
Cumulative effect of change in accounting principle	—	—	—	—
Net income (loss)	$ 0.37	$ 0.31	$ 1.31	$ (0.03)
Weighted average # of basic shares (millions)	114.4	110.9	114.4	110.6
Diluted earnings (loss) per share:				
Continuing operations	$ 0.36	$ 0.31	$ 1.30	$ (0.02)
Discontinued operations	0.01	—	0.01	(0.01)
Cumulative effect of change in accounting principle	—	—	—	—
Net income (loss)	$ 0.37	$ 0.31	$ 1.31	$ (0.03)
Weighted average # of diluted shares (millions)	115.2	111.7	115.1	110.6
Dividends declared per share	$ 0.05	—	$ 0.05	—
Income (loss) before income taxes and equity loss	$ 51.0	$ 50.1	$ 112.4	$ (2.5)
Interest and debt expense	17.0	16.7	52.0	54.1
EBIT[1]	68.0	66.8	164.4	51.6
Depreciation and amortization, net of amortization of debt issuance costs	27.2	22.8	80.3	70.9
EBITDA[1]	$ 95.2	$ 89.6	$ 244.7	$ 122.5

(Unaudited)

Table 1 (continued)

SEGMENT DATA *(Dollars in millions)*	THREE MONTHS ENDED SEPT. 30				NINE MONTHS ENDED SEPT. 30			
	2007		**2006**		**2007**		**2006**	
Net Sales By Segment[2]								
Paper Technologies	$	226.0	$	217.6	$	674.8	$	624.4
Ventures		61.2		57.0		183.9		170.8
Paper Technologies & Ventures Group	**$**	**287.2**	**$**	**274.6**	**$**	**858.7**	**$**	**795.2**
Coatings & Construction	$	128.8	$	114.4	$	359.5	$	325.0
Regulated		57.9		56.0		181.7		169.4
Energy & Specialties		70.3		68.1		195.6		182.6
Aqualon Group	**$**	**257.0**	**$**	**238.5**	**$**	**736.8**	**$**	**677.0**
FiberVisions		—		—		—		69.2
TOTAL	**$**	**544.2**	**$**	**513.1**	**$**	**1,595.5**	**$**	**1,541.4**
Profit (Loss) From Operations By Segment								
Paper Technologies & Ventures Group	$	34.6	$	25.8	$	88.8	$	57.0
Aqualon Group		50.9		52.3		156.2		146.5
FiberVisions/Corporate		(12.6)		(5.7)		(37.7)		(8.6)
TOTAL	**$**	**72.9**	**$**	**72.4**	**$**	**207.3**	**$**	**194.9**

Table 2
Reconciliation to
Ongoing Operations

(Dollars in millions, *except per share)*	THREE MONTHS ENDED SEPT. 30, 2007								THREE MONTHS ENDED SEPT. 30, 2006							
	Net Income (Loss)		Diluted EPS		Profit From Operations		EBITDA		Net Income (Loss)		Diluted EPS		Profit From Operations		EBITDA	
From Table 1	**$**	**42.4**	**$**	**0.37**	**$**	**72.9**	**$**	**95.2**	**$**	**34.2**	**$**	**0.31**	**$**	**72.4**	**$**	**89.6**
Discontinued operations, net of tax		(1.0)		(0.01)		—		—		0.3		—		—		—
Vertac matters		0.7		0.01		—		1.0		0.7		0.01		—		1.0
Legal accruals and settlements[3]		0.4		—		—		0.6		1.5		0.01		—		2.3
Severance and restructuring costs		5.1		0.05		7.8		7.8		2.7		0.02		4.1		4.1
Asset impairments/ Accelerated depreciation		2.3		0.02		3.5		—		0.1		—		0.2		—
Gain on asset dispositions		(2.0)		(0.02)		(0.5)		(3.0)		—		—		—		—
Loss on sale of FiberVisions and investment dilution[5]		2.8		0.02		—		2.8		0.1		—		—		0.1
Other[4]		0.5		—		0.5		0.9		(0.2)		—		(0.3)		(0.9)
Subtotal adjustment items[5]		8.8		0.07		11.3		10.1		5.2		0.04		4.0		6.6
Tax adjustment to the ongoing effective tax rate		2.2		0.02		—		—		1.5		0.01		—		—
Ongoing Operations[1]	**$**	**53.4**	**$**	**0.46**	**$**	**84.2**	**$**	**105.3**	**$**	**40.9**	**$**	**0.36**	**$**	**76.4**	**$**	**96.2**

Table 3
Reconciliation to Ongoing Operations

(Dollars in millions, except per share)	NINE MONTHS ENDED SEPT. 30, 2007				NINE MONTHS ENDED SEPT. 30, 2006			
	Net Income (Loss)	Diluted EPS	Profit From Operations	EBITDA	Net Income (Loss)	Diluted EPS	Profit From Operations	EBITDA
From Table 1	$ 150.4	$ 1.31	$ 207.3	$ 244.7	$ (3.4)	$ (0.03)	$ 194.9	$ 122.5
Discontinued operations, net of tax	(1.0)	(0.01)	—	—	1.6	0.01	—	—
Cumulative effect of change in accounting principle	—	—	—	—	(0.9)	—	—	—
Vertac matters	13.0	0.11	—	20.0	69.6	0.63	—	107.0
ABL settlement	8.4	0.07	—	13.0	—	—	—	—
Legal accruals and settlements[3]	1.2	0.01	—	1.8	1.2	0.01	(2.1)	1.8
Severance and restructuring costs	14.7	0.13	22.6	22.6	10.8	0.10	16.6	16.6
Asset impairments/ Accelerated depreciation	7.1	0.06	10.9	—	2.6	0.02	4.1	—
Loss on debt prepayment and write-off of debt issuance costs	—	—	—	—	7.9	0.07	—	12.2
Gain on asset dispositions	(4.6)	(0.04)	(4.6)	(7.1)	—	—	—	—
Loss on sale of FiberVisions and investment dilution[5]	2.5	0.02	—	2.5	10.7	0.10	—	10.7
Other[4]	1.9	0.02	1.1	2.9	0.7	—	0.2	0.6
Subtotal adjustment items[5]	43.2	0.37	30.0	55.7	104.2	0.94	18.8	148.9
Tax adjustment to the ongoing effective tax rate[6]	(58.7)	(0.51)	—	—	1.7	0.01	—	—
Ongoing Operations[1]	$ 134.9	$ 1.17	$ 237.3	$ 300.4	$ 102.5	$ 0.92	$ 213.7	$ 271.4

Table 4
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions)	THREE MONTHS ENDED SEPT. 30, 2007			
	PAPER TECHNOLOGIES & VENTURES GROUP	AQUALON GROUP	CORPORATE ITEMS / FIBERVISIONS	TOTAL HERCULES
Profit from Operations	$ 34.6	$ 50.9	$ (12.6)	$ 72.9
Severance, restructuring and other exit costs	1.2	1.8	4.8	7.8
Asset impairments and accelerated depreciation	(0.1)	—	3.6	3.5
Gain on asset dispositions	—	—	(0.5)	(0.5)
Other[4]	—	—	0.5	0.5
Subtotal adjustment items	1.1	1.8	8.4	11.3
Profit from Ongoing Operations[1]	$ 35.7	$ 52.7	$ (4.2)	$ 84.2

Table 5 **Reconciliation to Ongoing Operations By Business Segment**			(Unaudited) **THREE MONTHS ENDED SEPT. 30, 2006**		
(Dollars in millions)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**	
Profit from Operations	$ 25.8	$ 52.3	$ (5.7)	$ 72.4	
Severance, restructuring and other exit costs	1.5	0.8	1.8	4.1	
Asset impairments and accelerated depreciation	0.1	—	0.1	0.2	
Other[4]	—	—	(0.3)	(0.3)	
Subtotal adjustment items	1.6	0.8	1.6	4.0	
Profit from Ongoing Operations[1]	$ 27.4	$ 53.1	$ (4.1)	$ 76.4	

Table 6 **Reconciliation to Ongoing Operations By Business Segment**			(Unaudited) **NINE MONTHS ENDED SEPT. 30, 2007**		
(Dollars in millions)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**	
Profit from Operations	$ 88.8	$ 156.2	$ (37.7)	$ 207.3	
Severance, restructuring and other exit costs	1.9	2.2	18.5	22.6	
Asset impairments and accelerated depreciation	0.2	—	10.7	10.9	
Gain on asset dispositions	—	—	(4.6)	(4.6)	
Other[4]	—	—	1.1	1.1	
Subtotal adjustment items	2.1	2.2	25.7	30.0	
Profit from Ongoing Operations[1]	$ 90.9	$ 158.4	$ (12.0)	$ 237.3	

Table 7 **Reconciliation to Ongoing Operations By Business Segment**			(Unaudited) **NINE MONTHS ENDED SEPT. 30, 2006**		
(Dollars in millions)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**	
Profit from Operations	$ 57.0	$ 146.5	$ (8.6)	$ 194.9	
Severance, restructuring and other exit costs	8.2	4.0	4.4	16.6	
Asset impairments and accelerated depreciation	3.4	—	0.7	4.1	
Accelerated vesting of stock compensation	1.1	—	(3.2)	(2.1)	
Other[4]	—	—	0.2	0.2	
Subtotal adjustment items	12.7	4.0	2.1	18.8	
Profit from Ongoing Operations[1]	$ 69.7	$ 150.5	$ (6.5)	$ 213.7	

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

		SEPT. 30 2007		DEC. 31 2006
		(Unaudited)		
Assets				
Current assets				
Cash and cash equivalents	$	148.6	$	171.8
Accounts receivable, net		380.2		326.6
Inventories		225.4		210.6
Income tax receivable		21.2		170.8
Other current assets		95.3		104.7
Total current assets		**870.7**		**984.5**
Property, plant and equipment, net		630.1		600.4
Other assets		1,233.3		1,223.6
Total assets	**$**	**2,734.1**	**$**	**2,808.5**
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	206.0	$	205.3
Other current liabilities		277.0		265.0
Vertac obligations		19.8		123.5
Current debt obligations		44.4		35.8
Total current liabilities		**547.2**		**629.6**
Long-term debt		773.2		959.7
Other liabilities		933.2		963.6
Total liabilities		**2,253.6**		**2,552.9**
Minority interests		22.1		12.7
Total stockholders' equity		458.4		242.9
Total liabilities and stockholders' equity	**$**	**2,734.1**	**$**	**2,808.5**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

Table 9

	(Unaudited)			
	NINE MONTHS ENDED SEPT. 30			
	2007		2006	
Cash Flows from Operating Activities:				
Net income (loss)	$	150.4	$	(3.4)
Adjustments to reconcile net income (loss) to cash provided by operations:				
Depreciation and amortization		82.0		71.7
Deferred income tax provision and income taxes payable		149.1		(33.9)
Investment dilution and loss on sale of 51% interest in FiberVisions		2.5		10.7
Other noncash charges and credits		(0.5)		6.8
Working capital, net[7]		(135.5)		87.5
Asbestos-related assets and liabilities, net		46.8		9.5
Pension and postretirement benefits		(20.9)		(11.2)
Non-current assets and liabilities, net		(26.4)		(22.8)
FiberVisions assets and liabilities held for sale		—		(7.9)
Net cash provided by operating activities		**247.5**		**107.0**
Cash Flows from Investing Activities:				
Capital expenditures		(77.8)		(49.2)
Proceeds from sale of 51% interest in FiberVisions, net of transaction costs		(1.2)		25.1
Acquisitions and investments, net		(16.2)		(26.1)
Proceeds from fixed asset disposals/other		13.6		0.7
Net cash used in investing activities		**(81.6)**		**(49.5)**
Cash Flows from Financing Activities:				
Long-term debt issued by FiberVisions, net of issuance costs		—		83.7
Long-term debt proceeds		3.9		13.7
Debt repayments and change in short term debt		(184.1)		(117.2)
Repurchase of common stock		(22.8)		—
Proceeds from exercise of stock options / other		8.2		7.2
Net cash used in financing activities		**(194.8)**		**(12.6)**
Effect of exchange rate changes on cash		5.7		1.7
Net (decrease) increase in cash and cash equivalents		(23.2)		46.6
Cash and cash equivalents at beginning of period		171.8		77.3
Cash and cash equivalents at end of period		**148.6**	$	**123.9**

NOTES:

(1) Net Income from ongoing operations, profit from ongoing operations, EBIT and EBITDA, wherever used herein, are non-GAAP financial measures. The ongoing operations include Paper Technologies and Ventures, the Aqualon Group and FiberVisions. Results from ongoing operations exclude impairment charges for certain facilities within these businesses which will have no further operating impact, accelerated depreciation charges, severance, restructuring and other exit costs, and legal accruals, settlements and other gains and losses related to divested businesses. It also excludes the impact of the prepayment and refinancing of long-term debt. Please refer to Tables 2, 3, 4, 5, 6 and 7 for the reconciliation of reported to ongoing operations for the quarter and nine months ended September 30, 2007 and 2006.

EBIT is calculated as net income (loss) before income taxes plus interest and debt expense. EBITDA is calculated as net income (loss) before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

(2) Net sales by segment have been realigned to the current organizational structure.

(3) These accruals and settlements exclude asbestos, Vertac litigation and the ABL settlement.

(4) Other primarily includes gains and losses related to formerly divested businesses and other costs.

(5) Adjustment items have been tax effected at the U.S. federal statutory tax rate of 35% for 2007 and 2006, except the loss on the sale of FiberVisions and investment dilution. Valuation allowances have been established on these capital losses. Additionally, the related earnings per share impacts are based upon diluted shares totaling 115.2 million and 111.7 million for the three months ended September 30, 2007 and 2006, respectively, and 115.1 million and 110.6 million for the nine months ended September 30, 2007 and 2006, respectively.

(6) These adjustments principally relate to the resolution of the remaining IRS audit issues for the years 1993 – 2003, including an additional $9.6 million of interest received on the refunds and resulting state tax refunds of $1.9 million recorded in the second quarter of 2007, and an increase in refundable taxes of $47 million recorded in the first quarter of 2007.

(7) Includes $124.5 million paid to the United States in settlement of the Vertac judgment in the nine months ended September 30, 2007, partially offset by $19.0 million for additional response costs not yet paid and interest paid on the judgment.